

March 24, 2011

Mr. Luc Duchesne
President and Chief Executive Officer
Bio-Carbon Solutions International Inc.
123 March Street, Suite 202
Sault Ste Marie, Ontario
Canada P6A 2Z5

> **Re:** **Bio-Carbon Solutions International Inc.**
> **Amended Form 8-K**
> **Filed February 25, 2011**
> **File No. 333-148546**

Dear Mr. Duchesne:

We have reviewed your response letter dated February 23, 2011 and your filings and have the following comments. Unless otherwise indicated, please amend your filing to include the requested information.

Please respond within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated February 7, 2011. Please further revise to provide additional background regarding both license acquisitions. This disclosure should identify and explain all material relationships that existed between Elemental Protective Coatings or its affiliates and Lacey Holdings and 1776729 and their affiliates. For example, we note that Dr. Duchesne, your current CEO, held the Lacey license before selling it to Lacey Holdings, which then licensed it back to the company. If no additional relationships existed, explain how the parties were introduced and decided to enter into the license agreements, identifying any third parties that played a material role in arranging or facilitating the transactions. Additionally, please discuss the nature and amount of consideration given or received between the company, Lacey Holdings and 1776729 Ontario Corporation. Please refer to Item 201(c) and (d) of Form 8-K.

Section 1 – Registrant's Business and Operations, page 2

2. Please revise your disclosure to discuss the material terms of the Lacey Holdings license including, but not limited to, payments, fees and other material terms. Also file the license as an exhibit.

3. Please provide a concise explanation of the nature of each license and the products or services that you expect each license to allow you to offer. For example, clarify whether the Lacey license is for software and explain what that software does. In addition, clarify whether the intellectual property of the 1776729 license consists primarily of knowledge and/or relationships of your officers with respect to participants in the carbon credit market.

Section 3 – Securities and Trading Markets, page 14

4. We note your response to comment 11 in our letter dated February 7, 2011. Please amend your disclosure to provide the market information required by Item 201 of Regulation S-K.

Section 5 – Corporate Governance and Management, page 15

5. We note your response to comment 13 in our letter dated February 7, 2011. Please amend your disclosure to discuss indemnification of any officer or director. Refer to Item 702 of Regulation S-K.

6. We note your response to comment 14 in our letter dated February 7, 2011. Please include the disclosure required by Item 404(d) of Regulation S-K regarding related party transactions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have any questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or John Harrington, Attorney-Advisor, at (202) 551-3576 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via facsimile to (705) 253-9572
Attn: Mr. Luc Duchesne
President and Chief Executive Officer